Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland. FL 32751 | E mail: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Inner Circle Sports LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Inner Circle Sports LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Inner Circle Sports LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

This financial statement is the responsibility of Inner Circle Sports LLC's management. Our responsibility is to express an opinion on Inner Circle Sports LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Inner Circle Sports LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Inner Circle Sports LLC's auditor since 2019

Maitland, Florida

March 26, 2026

INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	1,584,727
Accounts receivable		106,326
Furniture and equipment, net		18,803
Total Assets	$	1,709,856

Liabilities and Members' Equity

Credit card payable	$	27,645
Accrued expenses		52,307
Deferred Revenue		33,333
Total Liabilities		113,285
Members' Equity		1,596,571
Total Liabilities and Members' Equity	$	1,709,856

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Inner Circle Sports, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists buyers and sellers of sports teams and related sporting venue properties in merger & acquisition transactions.

Management has evaluated subsequent events through March XX, 2026, the date on which the financial statements were available to be issued.

Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

Revenue Recognition

Significant Judgement

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, the company has $33,333 in deferred revenue.

Revenue Recognition (continued)

Interest Income

Interest Income is derived from bank deposits and recognized when earned which is monthly period.

Reimbursable Expense

Client reimbursable expenses are expense reimbursement paid by customers.

Practical Expedient

The following practical expedient available under the modified retrospective method was applied upon adoption ASC 606. The company applied the practical expedient outline under ASC 340-40-25-4 and did not capitalize the incremental cost to obtain a contract in the amortization period for the asset is one year or less.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for New York City income taxes.

Management has evaluated the Company's income tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2020 through 2024 tax years are open for examination by federal, state and local tax authorities.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2025

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs for the year ended December 31, 2025 were $3,820.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. The amount by which the company exceed the $250,000 federally insured limits was $1,084,726.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance. This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered. As of December 31, 2025 management determined that no allowance was necessary.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the assets which are between five and fifteen years.

Management Fees
The company is party to a management services agreement with Inner Circle Management Sports LLC. For which it pays fees for business development and management services. The amount paid for year ending December 31, 2025 is $10,158,000. There are no amounts due at December 31, 2025.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2025

Concentration of Customer Revenues

For the year ended December 31, 2025, there were $106,326 in accounts receivable at year end. That consisted of 4 client's receivables. Of this 47% was from one client, 23% from another client and 23% from another client.

Foreign Currency

The U.S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

2. **Furniture and Equipment**

   Furniture and equipment at December 31, 2025 consisted of the following:

Furniture and fixtures	$ 6,675
Computer Equipment	35,997
	42,672
Less: accumulated depreciation	(23,868)
Furniture and equipment,(net)	$ 18,804

   Depreciation expense for the year ended December 31, 2025 was $8,215.

3. **Net Capital and Aggregate Indebtedness Requirements**

   The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

   At December 31, 2025, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,471,441 which exceeded the minimum requirement of $7,552. At December 31, 2025, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .08 to 1.0.

4. Rule 15c3-3 Exemption

The Company does not claim an exemption from 17 C.F.R. 240, 15c3-3 under paragraph (k). The Company relies on footnote 74 of the 2013 SEC Release 34-70073.

5. Defined Benefit Pension Plan

On January 1, 2018 the plan was amended to a Cash Balance Plan.

The following table details information regarding the Company's pension plan at December 31:

	2025
Fair value at beginning of year	$6,088,292
Actual return on assets	267,231
Company contributions	0
Employee contributions	0
Benefits paid	(2,388)
Other, including expenses paid	(85)
Fair Value of assets end of year	$6,353,050

Management expects the total employer contribution to all three plans for the year ended December 31, 2025 will be $129,500. This is broken down by $0 to the Defined Benefit Plan, $119,000 to the Profit Sharing Plan and $10,500 to the 401k plan in safe harbor and profit sharing contributions. Management has contributed $0 (DB during 2025), $119,000 (PS during 2025) and $10,500 to 401(k) Plan (safe harbor contribution) during of 2025.

Defined Benefit Pension Plan (continued)

Plan Assets

As of December 31, 2025 Plan assets were comprised of the following:

Cash and Money Fund	$ 489
U.S. Treasury Notes	$6,352,561
Total	$6,353,050

All investments in the plan are considered level 1 investments.

Defined Contribution Pension

The company sponsors a Defined Contribution Profit Sharing Plan and a 401(k) Plan. All employees 21 age and over who have completed 2 years of service are able to participate in the Profit Sharing Plan. All employees 21 age and over who have completed 1 year of service are able to participate in the 401 (k) Plan. Employer contributions to the plan in 2025 were $129,500 ($119,000 to the Profit Sharing Plan and $10,500 to the 401 (k) Plan).

6. Income Taxes

There was no Income tax expense for the year ended December 31, 2025.

7. Lease Commitment

Inner Circle Sports LLC leases a space on a month to month basis at a monthly cost of $1091.

In February 2016 the FASB issued ASU 2016-0, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. Inner Circle Sports LLC has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The lease cost is $619 relating to the office lease for the year ended December 31, 2025.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2025

8. Segment Reporting
   The investment banking segment derives revenues from customers from advisory fees and success fees.
   The accounting policies of advisory fees and success fees are the same as those described in the summary of significant policies. The chief operating decision makers assess performance for the consulting segment and decide how to allocate resources based on net income that is also reported on the income statement. The measurement of segment assets are reported on the balance sheet as total assets.
   The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the consulting segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.
   The Company derives revenue primarily from North America. The Company's chief operating decision maker is the chief executive officer.

9. Credit Losses

   Inner Circle Sports LLC follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CEFL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, Inner Circle Sports LLC has the ability to determine that there are no expected losses in certain circumstances (e.g., based on the credit quality of the customer).

   Inner Circle Sports LLC had accounts receivable as of December 31, 2024 and 2025 of $131,735 and $106,326 respectively.